CROSSHAIR EXPLORATION & MINING CORP.
LETTER OF TRANSMITTAL

TO:           COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of pre-consolidation common shares (“Common Shares”) of Crosshair Exploration & Mining Corp. (“Crosshair” or the “Corporation”) which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing post-consolidation Common Shares of Crosshair on the basis of one (1) post-consolidation Common Share of Crosshair for four (4) pre-consolidation Common Shares of Crosshair. Crosshair will not issue any fractional Common Shares as a result of the consolidation.  Instead, all fractional shares will be cancelled.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a new certificate representing post-consolidation Common Shares of the Corporation to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Crosshair.

Name (please print)
Address

City Province Postal Code
Telephone (Office) (Home) ( ) ( )	Social Insurance Number	Tax Identification Number

Date: ___________________________	______________________________________
Signature of Shareholder

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)
Each shareholder holding share certificate(s) of the Corporation must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Investor Services Inc. (“Computershare”) at the office listed below.  The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b)	Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c)
Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an «Eligible Institution» or in some other manner satisfactory to Computershare. An «Eligible Institution» means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d)
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(e)	The Coporation reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.	Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss.  Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3.	Privacy Notice:

Computershare is committed to protecting your personal information.  In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services.  We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected.  It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.  Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4.	Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below.  Any questions should be directed to Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	By Hand or Courier	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions